Exhibit 99.1

Fusion Fuel Green PLC Signs Non-Binding Heads of Terms for Strategic UK Energy Distribution Acquisition

DUBLIN, Ireland – May 27, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a provider of integrated energy solutions, today announced that it has executed non-binding Heads of Terms (“Heads of Terms”) with a privately-held United Kingdom-based fuel distribution business (“Target”) to acquire 100% of the equity of Target and certain related companies from their existing shareholders. The signing of the Heads of Terms follows the signing of a non-binding Letter of Intent between the parties, which was previously announced by the Company on April 9, 2025.

For the fiscal year ending April 30, 2024, Target generated revenues of approximately $50 million and net income of approximately $5 million. Target showed strong growth in the following fiscal year ending April 30, 2025, achieving revenues of approximately $58 million and net income of approximately $7 million. As of April 30, 2025, Target had no debt except for approximately $1 million under a revolving credit line. 1

Under the Heads of Terms, subject to execution of one or more definitive agreements with the existing shareholders of Target, Fusion Fuel will acquire the entire share capital of Target for total consideration of £50 million, consisting of £40 million in debt-financed cash and £10 million in Fusion Fuel ordinary shares in accordance with certain shareholder approval and securities registration requirements.

The Heads of Terms include equity value protection provisions with respect to the equity portion of the purchase price, consisting of certain downside price protection terms for the sellers, a buy-back option, and an upside cap provision.

It is anticipated that the definitive agreements will contain customary representations, warranties and covenants made by Fusion Fuel, Target, and Target’s shareholders, including covenants relating to the parties using their commercially reasonably efforts to cause the transactions contemplated by the agreement to be satisfied, covenants regarding obtaining the requisite approvals of directors and shareholders, indemnification of directors and officers, and Fusion Fuel and Target’s conduct of their respective businesses between the date of signing of definitive agreements and the closing, and other customary conditions to closing. It is anticipated that definitive agreements will also contain certain termination rights for both Fusion Fuel and Target, and, in connection with the termination of any such definitive agreements under certain circumstances, Fusion Fuel and Target may be required to pay the other party a termination fee. Entry into definitive agreements will also be subject to: (i) legal, tax and accounting structuring advice, (ii) the satisfactory completion of due diligence investigation by the parties on all aspects of business, operations, financial condition and other assets and liabilities appropriate for a transaction of this nature, and (iii) the satisfaction of the conditions described in the Heads of Terms.

[1]	Target’s financial results for the fiscal years ended April 30, 2025 and 2024 are subject to audit or re-audit, and actual results are subject to adjustment following completion of the audit process. There is no assurance that the audited or re-audited results of Target will not differ materially from those stated herein.

Although generally non-binding, the Heads of Terms contain certain binding exclusivity and confidentiality terms and other binding terms and provisions. The Heads of Terms provides that Target will not solicit or negotiate with other parties for 90 days from signing of the Heads of Terms.

John-Paul Backwell, CEO of Fusion Fuel, commented: "The Heads of Terms mark another significant step in our growth journey. Target represents a strong and profitable business that complements our strategy of building a synergistic, diversified portfolio across the energy value chain. In particular, Target has a complimentary business to our Al Shola Gas brand, and has the potential to support and expand its service offerings.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is a growing energy company providing engineering, advisory, and fuel distribution solutions through its brands Al Shola Gas and BrightHy. The Company services clients across commercial, residential, and industrial sectors and is actively expanding into new verticals and geographies to support energy transition and infrastructure resilience.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Such risks and uncertainties include, without limitation, the Company’s ability to enter into a definitive share purchase agreement with the shareholders of Target, the ability of the parties to complete their due diligence and all other closing conditions, the Company’s ability to complete the proposed acquisition and integrate Target’s business, the parties’ ability to obtain all necessary regulatory and other consents and approvals in connection with the transaction, the ability of Target to complete the audit process and the possibility that the reported results of its operations for its fiscal years ended April 30, 2025 and 2024 will change materially upon completion of the audit process, and those set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on May 9, 2025, which could cause actual results to differ from the forward-looking statements. These risks, uncertainties and other factors are, in some cases, beyond the parties’ control and could materially affect results. If one or more of these risks, uncertainties or other factors become applicable, or if these underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact
ir@fusion-fuel.eu
www.fusion-fuel.eu